Exhibit 99.2

Included with this report as Exhibit 99.1 hereto are the unaudited financial results and statements of Pop Culture Group Co., Ltd. (the “Company,” “we,” “our,” or “us”) for the six (6) months ended December 31, 2021. Management’s discussion and analysis of our financial condition and results of operations for the semi-annual period ended December 31, 2021 is set forth below:

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our condensed consolidated financial statements and the related notes included elsewhere in this filing. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements. All statements contained in this report other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

OVERVIEW

We are a hip-hop culture company aiming to promote hip-hop culture and its values of love, peace, unity, respect, and having fun, and to promote cultural exchanges with respect to hip-hop between the United States and the People’s Republic of China (the “PRC” or “China”). With the values of hip-hop culture at their core and the younger generation as their primary target audience, the PRC operating entities host entertainment events, operate hip-hop related online programs, and provide event planning and execution services and marketing services to corporate clients. They seek to create value for stakeholders in all parts of the hip-hop ecosystem, from fans to artists, corporate clients, and sponsors.

The PRC operating entities have in recent years focused on developing and hosting their own hip-hop events. The PRC operating entities own an extensive portfolio of intellectual property rights related to hip-hop events, including a stage play, three dance competitions or events, two cultural and musical festivals, and two promotional parties that feature live hip-hop performances in karaoke bars or amusement parks to promote hip-hop culture, and they cooperate with music companies and artists to host various concerts in China; starting from March 2020, the PRC operating entities have been developing and operating hip-hop related online programs (collectively, “Event Hosting”). The PRC operating entities’ concerts and hip-hop events generated an aggregate attendance of 120,200 and 203,233 during the six months ended December 31, 2020, and 2021, respectively, and their online hip-hop programs generated over 153 million and 156.86 million views during the six months ended December 31, 2020 and 2021, respectively. The PRC operating entities generate revenue from their Event Hosting business by providing sponsorship packages to advertisers in exchange for sponsorship fees and by selling tickets for those concerts.

The PRC operating entities help corporate clients with the design, logistics, and layout of events, coordinate and supervise the actual event set-up and implementation, and generate revenue through service fees (“Event Planning and Execution”). Their services feature significant hip-hop elements and cover each aspect of corporate and marketing events, including communication, planning, design, production, reception, execution, and analysis. During the six months ended December 31, 2020, and 2021, the PRC operating entities served 21 and 11 clients in 42 and 23 events with respect to event planning and execution, respectively.

The PRC operating entities provide marketing services, including (i) brand promotion services, such as trademark and logo design, visual identity system design, brand positioning, brand personality design, and digital solutions, and (ii) other services, primarily advertisement distribution, to corporate clients for service fees.

We believe that the main reason corporate clients hire the PRC operating entities to plan and execute events and provide marketing services geared towards the younger generation is for their deep understanding of the taste and preferences of this generation.

RECENT DEVELOPMENTS

Regular Season of 2021 China Battle Championships (“CBC”) Completed

The preseason of 2021 CBC was completed in September 2021. A total of 294 outstanding street dancers from eight regions, namely Guangxi autonomous region, Shaanxi province, Fujian province, Yunnan province, Sichuan province, Shandong province, Chongqing city, and Hubei province, participated in this online competition.

The regular season was divided into a northern division and a southern division and was held during the China National Day holidays. Four teams representing Guangxi autonomous region, Yunnan province, Fujian province and Hubei province competed in the southern division and four teams representing Sichuan province, Chongqing city, Shaanxi province and Shandong province competed in the northern division.

Established Joint Venture Shenzhen Jam Box Technology Co., Ltd

On November 18, 2021, the Company established a joint venture with Shenzhen HipHopJust Information Technology Co., Ltd. (“HIT”), Shenzhen Jam Box Technology Co., Ltd (“JBT”). The Company owns a 60% controlling interest in JBT, while HIT owns a 20% interest and a third-party investor owns a 20% interest.

We believe that JBT will be the first-ever software-as-a-service(“SaaS”) platform provider that focuses on street dance chain in China, and it will enable the Company to scale its business and to support the growing number of dance organizations. JBT is expected to provide comprehensive services on its SaaS platform, covering event intellectual property services, educational services, teaching and research services, sales services, and management services.

Organizational Structure Upgraded

The Company has upgraded its organizational structure and determined its growth strategies, which center on three core business groups: POPIDEA, POPSPORTS, and POPFUN. As a result of the organizational structure upgrade, the Company now has businesses in Northeast, North, Central, East, and South China, which are expected to establish an efficient operating system and abundant resource reserves.

The POPIDEA business includes marketing strategic consulting services, creative design services, implementation of offline brand promotion activities, and online marketing promotion activities. In the future, this business portfolio will be strategy-oriented to provide customers with a variety of one-stop services.

The POPSPORTS business is dedicated to find excellent hip-hop dancers and coaches through the promotion and use of SaaS system of hip-hop dance training institutions and the holding of CBC and other hip-hop dance events, to transport excellent hip-hop dance talents for the local and national hip-hop dance teams, and cooperate with them to establish a hip-hop dance vocational education system, and eventually the Company expects to build a hip-hop dance industry base and seek the business opportunities for the Company.

POPFUN includes the strategic cooperation with multiple hip-hop music labels, the entertainment and performing arts brokerage service provider, the Chinese cultural and hip-hop relative commodities e-commerce platforms, POPFUN also includes business development in metaverse and promotion of digital hip-pop contents to further develop the company's business in the field of digital content copyright.

Won the Tender for Hanfu Cultural Festival

On October 22, 2021, the Company won the tender for Hanfu Cultural Festival (the “Festival”) put out by Migu Comic Co., Ltd., a digital content provider that operates the app Migu Quanquan. Migu Quanquan promotes Hanfu (traditional styles of clothing worn by the Han people in China) culture and provides Hanfu fans with a one-stop service of various Hanfu culture related activities. The Company expects to provide customized services for the Festival, including online and offline special event planning, event execution, and app promotion.

According to a report by iiMedia Research, the sales of Hanfu in China surged from RMB190 million (approximately US$29.7 million) in 2015 to RMB6.36 billion in 2020 (approximately US$1 billion). The Hanfu market is projected by iiMedia Research to grow significantly, as the sales are expected to exceed RMB10 billion (approximately US$1.6 billion) in 2021. As of the end of 2020, the number of Hanfu merchandizers had grown to over 1,500 in China, despite the impact of the COVID-19 pandemic. The “2020 Hanfu Consumer Trend Insight Report” released by CBNData and Tmall.com shows that the number of consumers who had purchased Hanfu on Tmall.com reached 18 million in 2020.

Appointed New Chief Financial Officer

On December 1, 2021, Mr. Renrong Zhu was appointed as the Chief Financial Officer of the Company to replace Ms. Rongdi Zhang, who resigned on November 22, 2021 due to personal reasons. Mr. Zhang’s resignation was not due to any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

COVID-19 IMPACT

The COVID-19 pandemic has spread throughout the world. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic—the first pandemic caused by a coronavirus. The pandemic has resulted in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans, intended to control the spread of the virus. The Chinese government has ordered quarantines, travel restrictions, and the temporary closure of stores and facilities. Companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses.

Since the PRC operating entities primarily engage in the businesses of hosting events and providing services related to events, their results of operations and financial condition for the six months ended December 31, 2021 were adversely affected by the spread of COVID-19 as the Chinese government took a number of actions, including encouraging employees of enterprises to work remotely from home and cancelling public activities. In particular, at certain periods or in certain cities, all of the offline events the PRC operating entities expected to host or plan and execute were suspended because governmental authorities-imposed restrictions on large scale in-person gatherings and the PRC operating entities also suffered a decrease in the marketing business because of the sluggish demand for advertising or marketing activities, resulting in lower growth rate of revenue and net income from the event planning and execution, and a decrease revenue from other services, during the six months ended December 31, 2021. Also, the PRC operating entities experienced more difficulties in collecting accounts receivable during the first half of fiscal 2022.

The COVID-19 pandemic may continue to materially and adversely affect our business operations and condition and operating results for fiscal 2022, including delays in their execution of offline events, material negative impact on their total revenue, slower collection of accounts receivable, and additional allowance for doubtful accounts. The extent to which COVID-19 impacts the PRC operating entities’ results of operations during 2022 will depend on the future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable.

KEY FACTORS AFFECTING OUR FINANCIAL PERFORMANCE

In assessing our financial performance, we consider a variety of financial performance measures, including principal growth in net revenue and gross profit, our ability to control costs and operating expenses to improve our operating efficiency and net income. Our review of these indicators facilitates timely evaluation of the performance of our business and effective communication of results and key decisions, allowing our business to respond promptly to competitive market conditions and different demands and preferences from our customers. The key measures that we use to evaluate the performance of our business are set forth below.

RESULTS OF OPERATIONS

Revenue

Following table presents our revenue by revenue source and by proportion:

	For the Six Months Ended December 31,				Change
	2021	%	2020	%	Amount	%
Event Hosting	$11,966,659	59%	$6,932,911	50%	$5,033,748	73%
Event Planning and Execution	6,724,615	33%	6,177,834	45%	546,781	9%
Brand Promotion	1,456,929	7%	542,179	4%	914,750	169%
Other services	-	-%	188,278	1%	(188,278)	(100)%
Total revenue	$20,148,203	100%	$13,841,202	100%	$6,307,001	46%

Total revenue for the six months ended December 31, 2021 was US$20.15 million, representing an increase of US$ 6.31 million or 46% year-over-year.

Event hosting revenue for the six months ended December 31, 2021 was US$ 11.97 million and grew by 73% year-over-year. The increase was primarily caused by the increased number of live events (dance competitions, musical festivals, and promotional parties) for the PRC operating entities as well as an increase in average sponsorship fees.

Revenue from event planning and execution was US$6.72 million for the six months ended December 31, 2021, an increase of 9% year-over-year. The increase was primarily attributable to the size of the events the PRC operating entities undertook.

Revenue from brand promotion for the six months ended December 31, 2021 was US$1.46 million, an increase of 169% year-over-year. The increase was primarily caused by a brand promotion business contract undertaken by the PRC operating entities.

No other revenue from other services occurred in this period.

Cost of Revenue

The cost of revenue for six months ended December 31, 2021 increased by 61% to US$16.03 million from US$9.96 million of the previous period. Event hosting costs mainly include staff costs, venue rental fees, stage construction costs, actor performance compensations, online program production costs, and other miscellaneous expenses. The increase was proportionate to the rise in revenue due to the increased number of clients and more events executed.

The cost of revenue was derived from the following sources:

	For the Six Months Ended December 31,				Change
	2021	%	2020	%	Amount	%
Event Hosting	$8,956,898	56%	$4,718,706	47%	$4,238,192	90%
Event Planning and Execution	5,778,554	36%	4,972,303	50%	806,251	16%
Brand Promotion	1,295,843	8%	250,713	3%	1,045,130	417%
Other services	-	-%	17,043	-%	(17,043)	(100)%
Total Cost of revenue	$16,031,295	100%	$9,958,765	100%	$6,072,530	61%

Gross Profit and Gross Margin

Gross profit increased by 6% to US$4.12 million from US$3.88 million of the previous period. There was a 20% gross margin for the first six months of fiscal 2022, compared to 28% in the same period of 2021. The impact of the COVID-19 pandemic was the primary cause of the slight decrease in gross margin. The Company had to outsource part of the events to a third party.

The following table displays the gross profit:

	For the Six Months Ended December 31,						Change
	2021	%	Gross Margin	2020	%	Gross Margin	Amount	%
Event Hosting	$3,009,761	73%	25%	$2,214,205	57%	32%	$795,556	36%
Event Planning and Execution	946,061	23%	14%	1,205,531	31%	20%	(259,470)	(22)%
Brand Promotion	161,086	4%	11%	291,466	8%	54%	(130,380)	(45)%
Other services	-	-%	-%	171,235	4%	91%	(171,235)	(100)%
Total gross profit	$4,116,908	100%	20%	$3,882,437	100%	28%	$234,471	6%

Operating Expenses

Total operating expenses for the six months ended December 31, 2021 increased by 289.3% to US$3.04 million from US$0.78 million for the previous period. Operating expenses as a percentage of total revenue increased to 15.1% in the first half of fiscal 2022 from 5.6% in the same period of fiscal 2021.

The following table shows the breakdown of our operating expenses:

	For the Six Months Ended December 31,				Change
	2021	%	2020	%	Amount	%
Selling and marketing expenses	$193,720	6%	$104,961	13%	$88,759	85%
General and administrative expenses	2,844,154	94%	675,325	87%	2,168,829	321%
Total operating expenses	$3,037,874	100%	$780,286	100%	$2,257,588	289%

●	Selling and marketing expenses for the six months ended December 31, 2021 were US$0.19 million, representing an increase of 85% year-over-year from US$0.10 million in the same period of last year. This increase was primarily due to the domain service fee of approximately US$0.04 million, salary and bonus growth in 2021 of approximately US$0.06 million, and increased travel expenses, which aligned with the increased revenue.

●	General and administrative expenses for the six months ended December 31, 2021 were US$2.84 million, representing an increase of 321% year-over-year from US$0.68 million in the previous period. The increase was mainly due to the Company’s salary and bonus growth in 2021 of approximately US$0.1 million, the relevant expense for IPO of approximately US$0.6 million, and the increase of bad debt provisions of US$0.9 million.

Operating Profit for the Period

Operating profit was US$0.96 million in the first six months of fiscal 2022, compared to US$3.05 million in the same period of fiscal 2021.

Income Tax Expenses

Income tax expenses amounted to US$512,259 and US$686,102 for the first six months of fiscal 2022 and fiscal 2021, respectively. The decrease resulted from the decreased taxable income.

Net Profit for the Period

Net profit attributable to the Company’s equity holders for the first six months of fiscal 2022 was US$0.45 million, compared to net profit of US$2.37 million in the same period of fiscal 2021.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2021, the combined balance of the Company’s cash, cash equivalents, term deposits and short-term investments amounted to US$28.51 million, compared to US$1.32 million as of June 30, 2021. Cash injection by selling ordinary shares of the Company drove the increase.

Our principal sources of liquidity are cash and cash equivalents and cash flows generated from our operations. As of December 31, 2021, we had cash and cash equivalents of approximately US$28.5 million. In the amount of our cash and cash equivalents, US$3.2 million was held in financial institutions inside Mainland China and US$25.3 million was held in financial institutions outside of Mainland China.

We believe our current liquidity and capital resources are sufficient to meet anticipated working capital needs (net cash used in operating activities), commitments, and capital expenditures for at least the next twelve months. We may, however, require additional cash resources due to changes in business conditions and other future developments, or changes in general economic conditions.

Cash Generating Ability

Our cash flows were summarized below:

	For the Six Months Ended December 31,	For the Six Months Ended December 31,
	2021	2020
Net cash (used in) generated from operating activities	(5,485,143)	77,099
Net cash (used in) generated from investing activities	(74,411)	-
Net cash generated from (used in) financing activities	32,387,841	2,272,999
Effect of exchange rates on cash	362,729	190,760

Net Cash Provided by/(Used in) Operating Activities

Net cash used in operating activities was US$5.5 million for the six months ended December 31, 2021, compared to net cash provided by operation activities of US$0.8 million for the same period of last year. It was mainly attributable to net profit decrease from US$2.4 million in first six months of fiscal 2021 to US$0.4 million in the first six months of fiscal 2022 primarily due to the combined impact of significant increases in both operating costs and expenses.

In addition to the increase in operating costs and expenses, the decrease in net cash provided by operating activities was the result of the following major changes in our working capital and non-cash items:

●	A cash outflow of US$4.5 million from change in advance to suppliers for the six months ended December 31, 2021; and

●	A cash outflow of US$1.3 million from changes in deferred revenue for the six months ended December 31, 2021, compared with a cash outflow of $0.4 million for the same period in 2020.

Net Cash Provided by/(Used in) Investing Activities

The net cash used in investing activities was US$0.7 million for the six months ended December 31, 2021, representing an increase of US$0.7 million in the first six months of fiscal 2022 compared to $nil in the same period of fiscal 2021, primarily attributable to a vehicle purchase.

Net Cash Provided by/(Used in) Financing Activities

The net cash generated from financing activities was US$32.4 million for the six months ended December 31, 2021, an increase of US$30.1 million compared to the same period of 2020. The increase was primarily attributable to the proceeds received in the amount of US$34.1 million from the Class A ordinary shares issued in July 2021.

EXCHANGE RATE

This report contains translations of certain RMB amounts into U.S. dollars (“USD,” “US$,” or $) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.3726 to US$1.00, the noon buying rate in effect on December 31, 2021, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

OFF BALANCE SHEET ARRANGEMENTS

As of December 31, 2021, there were no off-balance sheet arrangements.

POP CULTURE GROUP CO., LTD AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

(In U.S. dollars, except share data)

	As of December 31	As of June 30
	2021	2021
ASSETS
CURRENT ASSETS:
Cash	$28,510,993	$1,319,977
Accounts receivable, net	26,566,497	25,537,236
Advance to suppliers	6,452,036	1,999,876
Prepaid expenses and other current assets	1,384,074	3,553,028
TOTAL CURRENT ASSETS	62,913,600	32,410,117
Property and equipment, net	105,068	48,393
Intangible asset, net	1,545,488	1,635,321
Operating right-of-use asset	155,359	194,747
Deferred tax assets	403,302	140,757
Other non-current assets	740,197	-
TOTAL ASSETS	$65,863,014	$34,429,335

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank loans	$3,985,814	$5,140,990
Accounts payable	1,238,992	1,900,883
Deferred revenue	393,874	1,648,847
Taxes payable	4,544,132	4,232,391
Due to a related party	-	225,000
Accrued liabilities and other payables	262,447	77,567
Operating lease liability - current	96,227	98,427
TOTAL CURRENT LIABILITIES	10,521,486	13,324,105
Long-term bank loans	1,506,449	1,672,370
Operating lease liability - non-current	50,583	104,755
TOTAL LIABILITIES	12,078,518	15,101,230

Commitments and contingencies		-

SHAREHOLDERS’ EQUITY
Ordinary Shares (par value $0.001 per share; 44,000,000 Class A Ordinary Shares authorized as of December 31, 2020 and 2021; 11,021,834 and 18,286,923 Class A Ordinary Shares issued and outstanding as of December 31, 2020 and 2021, respectively; 6,000,000 Class B Ordinary Shares authorized, 5,763,077 Class B Ordinary Shares issued and outstanding as of December 31 2020 and 2021, respectively)	24,050	17,850
Subscription receivable	(15,441)	(15,441)
Additional paid-in capital	40,706,356	6,643,118
Statutory reserve	1,391,770	1,241,573
Retained earnings	10,794,621	10,498,183
Accumulated other comprehensive (loss) income	883,140	942,822
TOTAL POP CULTURE GROUP CO., LTD SHAREHOLDERS’ EQUITY	53,784,496	19,328,105
Non-controlling interests	-	-
TOTAL SHAREHOLDERS’ EQUITY	53,784,496	19,328,105
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$65,863,014	$34,429,335

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

POP CULTURE GROUP CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In U.S. dollars, except share data)

(UNAUDITED)

	For the Six Months Ended December 31,
	2021	2020
REVENUE, NET	$20,148,203	$13,841,202
Cost of revenue	16,031,295	9,958,765
GROSS PROFIT	4,116,908	3,882,437

Selling and marketing	193,720	104,961
General and administrative	2,844,154	675,325
Total operating expenses	3,037,874	780,286

INCOME FROM OPERATIONS	1,079,034	3,102,151

Other (expenses) income:
Interest expenses, net	(194,616)	(99,126)
Other (expenses) income, net	74,476	49,704
Total other expenses, net	(120,140)	(49,422)

INCOME BEFORE INCOME TAX PROVISION	958,894	3,052,729

PROVISION FOR INCOME TAXES	512,259	686,102

NET INCOME	446,635	2,366,627
Less: net income attributable to non-controlling interests	-	164,468
NET INCOME ATTRIBUTABLE TO POP CULTURE GROUP CO., LTD SHAREHOLDERS	446,635	2,202,159

Other comprehensive (loss) income:
Foreign currency translation adjustment	(59,682)	1,223,994
COMPREHENSIVE INCOME	386,953	3,590,621
Less: comprehensive income attributable to non-controlling interest	-	240,471
COMPREHENSIVE INCOME ATTRIBUTABLE TO POP CULTURE GROUP CO., LTD SHAREHOLDERS	$386,953	$3,350,150

Net income per share
Basic and diluted	$0.02	$0.13

Weighted average shares used in calculating net income per share	20,950,000	16,784,911
Basic and diluted

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

POP CULTURE GROUP CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. dollars, except share data)

(UNAUDITED)

	Ordinary shares		Subscription	Additional paid-in	Retained	Statutory	Accumulated other comprehensive	Total Pop Culture Group Co., Ltd’s Shareholders’	Non-Controlling	Total shareholders’
	Shares	Amount	receivable	capital	earnings	reserve	(loss) income	Equity	Interests	Equity
Balance as of June 30, 2019	13,425,911	$13,426	$(13,426)	$2,142,518	$4,532,753	$503,640	$(141,346)	$7,037,565	$485,421	$7,522,986

Issuance of additional shares	3,359,000	3,359	(2,015)	3,671,227	-	-	-	3,672,571	145,271	3,817,842
Net income for the period	-	-	-	-	2,435,821	-	-	2,435,821	189,996	2,625,817
Appropriation of statutory reserve	-	-	-	-	(275,454)	275,454	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	(226,235)	(226,235)	(15,604)	(241,839)
Balance as of June 30, 2020	16,784,911	$16,785	$(15,441)	$5,813,745	$6,693,120	$779,094	$(367,581)	$12,919,722	$805,084	$13,724,806

Shares issued for acquisition of non-controlling interests	1,065,089	1,065	-	829,373	-	-	(25,354)	805,084	(805,084)	-
Net income for the period	-	-	-	-	4,267,542	-	-	4,267,542	-	4,267,542
Appropriation of statutory reserve	-	-	-	-	(462,479)	462,479	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	1,335,757	1,335,757	-	1,335,757
Balance as of June 30, 2021	17,850,000	$17,850	$(15,441)	$6,643,118	$10,498,183	$1,241,573	$942,822	$19,328,105	$-	$19,328,105
Acquisition of Non-controlling interests	6,200,000	6,200	-	34,063,238	-	-	-	34,069,438	-	34,069,438
Net income for the period	-	-	-	-	446,635	-	-	446,635	-	446,635
Appropriation of statutory reserve	-	-	-	-	(150,197)	150,197	-	-	-	-
Foreign currency translation loss	-	-	-	-	-	-	(59,682)	(59,682)	-	(59,682)
Balance, Dec 31, 2021	24,050,000	24,050	(15,441)	40,706,356	10,794,621	1,391,770	883,140	53,784,496	-	53,784,496

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

POP CULTURE GROUP CO. LTD AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

(UNAUDITED)

	For the Six Months Ended December 31
	2021	2020
Cash flows from operating activities:
Net Income	$446,635	$2,366,627
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Allowance for doubtful accounts	1,038,762	147,505
Depreciation and amortization	129,203	117,086
Deferred tax benefit	39,388	(38,797)
Non-cash lease expense	(1,105)	62,813
Loss from disposal of property and equipment	(262,545)	-
Changes in assets and liabilities:
Accounts receivable	(2,093,244)	(3,285,638)
Advance to suppliers	(4,452,160)	1,178,486
Amounts due from related parties	-	-
Prepaid expenses and other current assets	2,111,735	(1,196,329)
Other non-current assets	(740,197)	257,493
Accounts payable	(661,891)	317,130
Deferred revenue	(1,254,973)	(419,123)
Taxes payable	311,741	665,261
Accrued liabilities and other payables	184,880	(32,207)
Due to a related party	(225,000)	-
Operating lease liability	(56,372)	(63,208)
Net cash provided by (used in) operating activities	(5,485,143)	77,099

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(74,411)	-
Net cash (used in) provided by investing activities	(74,411)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	1,569,218	4,200,348
Repayments of short-term bank loans	(2,981,515)	(1,448,396)
Proceeds from long-term bank loans	(351,740)	-
Contribution from shareholders	34,069,438	-
Payment for deferred offering costs	82,440	(478,953)
Net cash provided by financing activities	32,387,841	2,272,999

Effect of exchange rate changes	362,729	190,760

Net increase (decrease) in cash	27,191,016	2,540,858
Cash at beginning of year	1,319,977	1,359,137
Cash at end of year	$28,510,993	$3,899,995

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income tax paid	$418,718	$8,883
Interest expense paid	$56,771	$98,163

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

POP CULTURE GROUP CO., LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Xiamen Pop Culture Co., Ltd (“Pop Culture”) was incorporated in Xiamen, China on March 29, 2007 under the laws of the People’s Republic of China (the “PRC” or “China”). Pop Culture hosts entertainment events and provides event planning and execution services and marketing services to corporate clients.

Pop Culture has four wholly-owned subsidiaries in the PRC as follows:

●	Shanghai Pudu Culture Communication Co., Ltd. (“Shanghai Pudu”), a company incorporated on March 30, 2017 in Shanghai, China;

●	Xiamen Pop Network Technology Co., Ltd. (“Pop Network”), a company incorporated on June 6, 2017 in Xiamen, China;

●	Guangzhou Shuzhi Culture Communication Co., Ltd (“Guangzhou Shuzhi,” previously named “Zhongjing Pop (Guangzhou) Culture Media Co., Ltd.”), a company incorporated on December 19, 2018 in Guangzhou, China; and

●	Shenzhen Pop Culture Co., Ltd. (“Shenzhen Pop”), a company incorporated on January 17, 2020 in Shenzhen, China.

Pop Culture also holds a 60% controlling interest in Shenzhen Jam box Technology Co., Ltd. a joint venture incorporated on November 18, 2021 in Shenzhen, China, while Shenzhen HipHopJust Information Technology Co., Ltd. owns a 20% interest and a third-party investor owns a 20% interest.

Reorganization

On January 3, 2020, Pop Culture Group Co., Ltd (“Pop Group” or the “Company”) was incorporated as an exempted company with limited liability under the laws of the Cayman Islands.

On January 20, 2020, Pop Culture (HK) Holding Limited (“Pop HK”) was established as a wholly-owned subsidiary of Pop Group formed in accordance with laws and regulations of Hong Kong. Pop HK is a holding company and holds all the equity interests of Heliheng Culture Co., Ltd. (“WFOE”), which was established in the PRC on March 13, 2020.

On March 30, 2020, WFOE entered into a series of agreements with Pop Culture and the shareholders of Pop Culture who collectively held 93.55% of the shares in Pop Culture, including an Exclusive Services Agreement, an Exclusive Option Agreement, a Share Pledge Agreement, Powers of Attorney, and Spousal Consents (collectively the “VIE Agreements”). All the above contractual arrangements obligate WFOE to absorb a majority of the risk of loss from business activities of Pop Culture and entitle WFOE to receive a majority of its residual returns. In essence, WFOE has gained effective control over Pop Culture. Therefore, the Company believes that Pop Culture should be considered as a Variable Interest Entity (“VIE”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation.”

Between February and May 2020, the Company and its shareholders undertook a series of corporation actions, including share issuances in February 2020, re-designation of ordinary shares of the Company, par value $0.001 per share (“Ordinary Shares”) into Class A and Class B Ordinary Shares in April 2020, and share issuances and transfers in May 2020. See “Note 13—Ordinary Shares.”

The above-mentioned transactions, including the incorporation of Pop Group, Pop HK, and WFOE, the entry into the VIE Agreements, the share issuances, share re-designation, and share transfers, were considered a reorganization of the Company (the “Reorganization”). After the Reorganization, Pop Group ultimately owns 100% equity interests of Pop HK and WFOE, which further has the effective control over the operating entities, Pop Culture and its subsidiaries through the VIE Agreements.

In accordance with ASC 805-50-25, the Reorganization has been accounted for as a recapitalization among entities under common control since the same controlling shareholder controls all these entities before and after the Reorganization. The consolidation of the Company and its subsidiaries and VIE have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Furthermore, ASC 805-50-45-5 indicates that the financial statements and financial information presented for prior years shall also be retrospectively adjusted to furnish comparative information.

Acquisition of non-controlling interest in VIE

On February 9, 2021, the Company issued 1,065,089 Class A Ordinary Shares to non-controlling shareholders of Pop Culture to acquire their 6.45% non-controlling interests in Pop Culture. See “Note 13—Ordinary Shares.” On February 19, 2021, the VIE Agreements were amended and restated, through which WFOE gained 100% control over Pop Culture. WFOE is obliged to absorb all risk of loss from business activities of Pop Culture and entitled to receive all its residual returns. Upon the above transactions, the Company consummated the acquisition of non-controlling interest in Pop Culture, and Pop Culture does not have any non-controlling interests anymore.

The consolidated financial statements of the Company included the following entities:

	Date of incorporation	Place of incorporation	Percentage of ownership	Principal activities
The Company	January 3, 2020	Cayman Islands	100%	Parent Holding
Wholly owned subsidiaries
Pop HK	January 20, 2020	Hong Kong	100%	Investment holding
WFOE	March 13, 2020	PRC	100%	WFOE, consultancy and information technology support
VIE
Pop Culture	March 29, 2007	PRC	VIE	Event planning, execution, and hosting
VIE’s subsidiaries
Shanghai Pudu	March 30, 2017	PRC	100% owned by VIE	Event planning and execution
Pop Network	June 6, 2017	PRC	100% owned by VIE	Marketing
Guangzhou Shuzhi	December 19, 2018	PRC	100% owned by VIE	Event planning and execution
Shenzhen Pop	January 17, 2020	PRC	100% owned by VIE	Event planning and execution
Xiamen Sikai	August 18, 2020	PRC	51% owned by VIE	Event planning and execution

Shenzhen Jam box Technology Co., Ltd.	November 18, 2020	PRC	60% owned by VIE	Event planning and execution

Risks in relation to the VIE structure

The Company believes that the contractual arrangements with its VIE and the respective shareholders of its VIE are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and its VIE;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and its VIE;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiary and its VIE may not be able to comply;

●	require the Company or the Company’s PRC subsidiary and its VIE to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds of the additional public offering to finance.

The following financial statement amounts and balances of the VIE and its subsidiaries were included in the accompanying consolidated financial statements after elimination of intercompany transactions:

	As of December 31,	As of June 30,
	2021	2021

Total assets	$30,571,944	$33,067,159
Total liabilities	$11,475,417	$14,874,342

	For the Six Months Ended, December 31,
	2021	2020
Total revenue	$13,479,761	$13,212,653
Net income	$1,090,050	$2,548,903

Net cash used in operating activities	$(4,277,567)	$282,081
Net cash (used in) provided by investing activities	$7,006,589	$600,000
Net cash provided by financing activities	$(1,153,376)	$2,520,680

The Company believes that there are no assets in Pop Culture that can be used only to settle specific obligations of Pop Culture except for the registered capital of Pop Culture and non-distributable statutory reserves. As Pop Culture is incorporated as limited liability companies under the PRC Company Law, creditors of Pop Culture do not have recourse to the general credit of the Company for any of the liabilities of Pop Culture. There are no terms in any arrangements, explicitly or implicitly, requiring the Company or its subsidiaries to provide financial support to Pop Culture. However, if Pop Culture were ever to need financial support, the Company may, at its discretion and subject to statutory limits and restrictions, provide financial support to Pop Culture through loans.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIE, and subsidiaries of its VIE. All inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period and accompanying notes, including allowance for doubtful accounts, the useful lives of property and equipment and intangible asset, impairment of long-lived assets, deferred cost, and valuation for deferred tax assets. Actual results could differ from those estimates.

Recent accounting pronouncements

Recently issued ASUs by the FASB are not expected to have a significant impact on the Company’s consolidated results of operations or financial position. Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows, or disclosures.

3. ACCOUNTS RECEIVABLE, NET

As of December 31, 2021 and June 30, 2021, accounts receivable consisted of the following:

	As of December 31,	As of June 30,
	2021	2021
Accounts receivable - gross	$28,194,269	$26,101,025
Allowance for doubtful accounts	(1,627,772)	(563,789)
Accounts receivable, net	$26,566,497	$25,537,236

The Company recorded bad debt expenses of $1,063,983 and $147,505 for six months ended December 31, 2021 and six months ended December 31, 2020, respectively.

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS

As of December 31, 2021 and June 30, 2021, prepaid expenses and other current assets consisted of the following:

	As of December 31,	As of June 30,
	2021	2021
Deferred costs (1)	$143,413	$2,331,826
Deferred offering costs	1,207,417	1,197,177
Other receivables	37,910	51,912
	1,386,740	3,580,915
Allowance for doubtful accounts (2)	(2,666)	(27,887)
	$1,384,074	$3,553,028

(1)	Deferred costs represent the costs incurred to fulfill a contract with a customer which relates directly to a contract that the Company can specifically identify, generate, or enhance resources of the Company that will be used in satisfying performance obligations in the future as well as are expected to be recovered.

(2)

The Company reversed the bad debt expenses of $25,221 for other receivables for six months ended December 31, 2021 and $nil bad debt expense recorded for other receivables for six months ended December 31, 2020.

5. PROPERTY AND EQUIPMENT

As of December 31, 2021 and June 30, 2021, property and equipment consisted of the following:

	As of December 31,	As of June 30,
	2021	2021
Leasehold improvement	$121,881	$120,271
Office equipment	99,968	47,018
	221,849	167,289
Less: accumulated depreciation	(116,781)	(118,896)
	$105,068	$48,393

Depreciation expenses were $18,841 and $13,966 for the six months ended December 31, 2021 and the six months ended December 31, 2020, respectively.

6. INTANGIBLE ASSET

As of December 31, 2021 and June 30, 2021, intangible asset consisted of the following:

	As of December 31,	As of June 30,
	2021	2021
Production copyright	$2,234,441	$2,204,928
Less: accumulated amortization	(688,953)	(569,607)
	$1,545,488	$1,635,321

The production copyright was purchased from a third-party production provider in November 2018 for a total cash consideration of approximately $2,086,819, and entitled “Move it.” The content of the production copyright includes but is not limited to music content, stage design, and screen design. The Company has exclusive reproduction rights, distribution rights, rental rights, and other rights in China (including mainland China, Hong Kong, Macau, and Taiwan). The Company acquired only the production copyright from the seller, not the operation or equity interest of the seller. Thus, the Company determined that the acquisition constituted an acquisition of assets for financial statement purposes, rather than an acquisition of a business.

For six months ended December 31, 2021 and six months ended December 31, 2020, amortization expense amounted to $110,362 and $103,120, respectively.

The following is a schedule, by fiscal years, of amortization amount of intangible asset as of December 31, 2021:

2022	$111,722
2023	223,444
2024	223,444
2025	223,444
2026	223,444
Thereafter	539,990
Total	$1,545,488

7. ACCRUED LIABILITIES AND OTHER PAYABLES

As of December 31, 2021 and June 30, 2021, accrued liabilities and other payables consisted of the following:

	As of December 31,	As of June 30,
	2021	2021
Payroll payables	$183,727	$60,347
Other payables	78,720	17,220
	$262,447	$77,567

8. TAXES PAYABLE

As of December 31, 2021 and June 30, 2021, taxes payable consisted of the following:

	As of December 31,	As of June 30,
	2021	2021
Corporate income tax	$4,039,124	$3,632,709
Value-added tax (“VAT”)	503,360	585,979
Related surcharges on VAT payable	1,648	13,703
	$4,544,132	$4,232,391

9. BANK LOANS

Bank loans represent the amounts due to various banks. As of December 31, 2021 and June 30, 2021, short-term and current portion of long-term banks consisted of the following:

Summary of short-term bank loans is as follows:

	Annual Interest		As of December 31,	As of June 30,
	Rate	Maturities	2021	2021
Short-term loans:
Industrial Bank Co., Ltd. (2)	5.00%	September 30, 2021	$-	1,548,491
Xiamen International Bank (1)	8.00%	October 29, 2021	-	1,083,944
Xiamen Bank (4)	5.22%	August 10, 2021	-	309,698
Industrial Bank Co., Ltd. (2)	4.80%	December 20, 2022	1,569,218	-
Xiamen Bank (1)	5.22%	June 18, 2022	470,765	464,548
Xiamen Bank (1)	5.22%	June 22, 2022	313,844	309,698
Bank of China Ltd. (3)	4.70%	June 1, 2022	1,255,375	1,238,793
Subtotal			3,609,202	4,955,172
Current portion of long-term loans:
Bank of China Ltd. (3)	3.80%	November 26, 2023	94,153	46,454
Bank of China Ltd. (3)	4.15%	December 29, 2023	219,691	108,394
Bank of China Ltd. (3)	5.10%	April 15, 2024	62,768	30,970
Total			$3,985,814	$5,140,990

Summary of long-term bank loans is as follows:

	Annual Interest		As of December 31,	As of June 30,
	Rate	Maturities	2021	2021
Long-term loans:
Bank of China Ltd. (3)	3.80%	November 26, 2023	$376,612	$418,093
Bank of China Ltd. (3)	4.15%	December 29, 2023	878,762	975,549
Bank of China Ltd. (3)	5.10%	April 15, 2024	251,075	278,728
Total			$1,506,449	$1,672,370

The weighted average interest rate on short-term bank loans outstanding as of June 30, 2021 and December 31, 2021 was 5.58% and 4.80%, respectively. The effective interest rate for bank loans was approximately 7.21%, and 4.75% for the years ended June 30, 2021 and December 31, 2021, respectively.

(1)	Loans from Xiamen Bank and Xiamen International Bank were personally guaranteed by Mr. Zhuoqin Huang, the chief executive officer of the Company, and his spouse.

(2)	On February 4, 2021, Pop Culture entered into a factoring agreement with Industrial Bank Co., Ltd. and received a total of RMB10,000,000 (equivalent to $1,548,491) on February 4, 2021 by factoring the receivables due from customers of RMB13,000,000 (equivalent to $2,013,038), for which Industrial Bank Co., Ltd. had the right of recourse to Pop Culture. The factoring was guaranteed by Mr. Zhuoqin Huang, the chief executive office of the Company. Subsequently, the loans from Industrial Bank Co., Ltd were repaid on September 17, 2021 with the collections of receivables due from customers.

(3)	Loans from Bank of China were guaranteed by Mr. Zhuoqin Huang, the chief executive officer of the Company.

(4)	This loan was jointly guaranteed by Mr. Zhuoqin Huang and his spouse, and Taiping General Insurance Co., Ltd. Xiamen Branch.

10. RELATED PARTY TRANSACTIONS

As of June 30, 2021, the Company temporarily borrowed $225,000 from the Company’s Chief Financial Officer for working capital use, which was short-term in nature, non-interest bearing, and payable upon demand. It was returned on November 1, 2021.

The Company had no other related party transactions for the period ended December 31, 2021 except for loan guarantees for the Company provided by Mr. Zhuoqin Huang and his spouse (see Note 9).

11. INCOME TAXES

Cayman Islands

The Company was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was announced on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD2 million will be taxed at 16.5%.

PRC

Generally, WFOE, Pop Culture, Shanghai Pudu, Pop Network, Guangzhou Shuzhi, Shenzhen Pop, Xiamen Sikai, and Shenzhen Jam Box, which were incorporated in PRC, are subject to enterprise income tax on their taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

According to Taxation 2019 No. 13 which was effective from January 1, 2019 to December 31, 2021, an enterprise is recognized as a small-scale and low-profit enterprise when its taxable income is less than RMB3 million. A small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 5% on its taxable income below RMB1 million and another preferential tax rate of 10% on its taxable income between RMB1 million and RMB3 million. And in 2021, the preferential tax rate is reduced by half. During the fiscal year ended June 30, 2020, Pop Network, Shanghai Pudu, and Guangzhou Shuzhi were qualified as small-scale and low-profit enterprises, and during the six months ended December 31, 2021, Pop network was qualified as small-scale and low-profit enterprises.

i) The components of the income tax provision are as follows:

	For the Six Months Ended December 31,
	2021	2020
Current income tax provision	$769,748	$724,899
Deferred income tax benefit	(257,489)	(38,797)
Total	$512,259	$686,102

The following table reconciles the statutory rate to the Company’s effective tax rate for the six months ended December 31, 2021 and 2020:

	For the Six Months Ended December 31,
	2021	2020
China Statutory income tax rate	25.00%	25.00%
Permanent difference	0.20%	1.49%
Effect of favorable tax rates on small-scale and low-profit entities	0.01%	(4.01)%
Effective tax rate	25.21%	22.48%

The tax effect of temporary difference under ASC 740 “Accounting for Income Taxes” that gives rise to deferred tax asset as of December 31, 2021 and June 30, 2021 was as follows:

	As of December 31,	As of June 30,
	2021	2021

Deferred tax assets:
Net operating loss carry forwards	$-	$107
Allowance for doubtful accounts	403,302	140,650
Total deferred tax assets	403,302	140,757
Valuation allowance	-	-
Total deferred tax assets, net	$403,302	$140,757

12. LEASE

Supplemental balance sheet information related to the operating lease was as follows:

	As of December 31,	As of June 30,
	2021	2021
Right-of-use assets	$155,359	$194,747

Operating lease liabilities - current	$96,227	$98,427
Operating lease liabilities - non-current	50,583	104,755
Total operating lease liabilities	$146,810	$203,182

The weighted average remaining lease terms and discount rates for the operating lease as of December 31, 2021 were as follows:

Remaining lease term and discount rate:

Weighted average remaining lease term (years)	2.67
Weighted average discount rate	6.92%

During the six months ended December 31, 2021 and December 31, 2020, the Company incurred total operating lease expenses of $45,196 and $47,345, respectively.

As of December 31, 2021, the future minimum rent payable under the non-cancelable operating lease for fiscal years ended December 31 were:

2022	$51,291
2023	102,582
Thereafter	-
Total lease payments	153,873
Less: imputed interest	(7,063)
Present value of lease liabilities	$146,810

13. ORDINARY SHARES

On January 3, 2020, 9,165,000 Ordinary Shares were held by Joya Enterprises Limited. On February 22, 2020, the Company issued 3,760,911 Ordinary Shares, to certain founding shareholders, and 2,015,400 Ordinary Shares to two new shareholders who made the capital injection of $2,557,654 in October 2019.

On April 28, 2020, shareholders of the Company approved the re-designation of 5,763,077 of the Company’s issued Ordinary Shares held by Joya Enterprises Limited into 5,763,077 Class B Ordinary Shares and an aggregate of 9,178,234 of the Company’s issued Ordinary Shares held by Joya Enterprises Limited and certain other shareholders into 9,178,234 Class A Ordinary Shares. Holders of Class A Ordinary Shares and Class B Ordinary shares have the same rights except for voting and conversion rights. In respect of matters requiring a shareholder vote, each holder of Class A Ordinary Shares will be entitled to one vote per one Class A Ordinary Share and each holder of Class B Ordinary Shares will be entitled to seven votes per one Class B Ordinary share. The Class A Ordinary Shares are not convertible into shares of any other class. The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time after issuance at the option of the holder on a one-to-one basis.

On May 30, 2020, the Company issued 500,000 Class A Ordinary Shares to two original shareholders of Pop Culture for a nominal cash consideration of $500 as part of the Reorganization. The shares and per share data as of June 30, 2019 are presented on a retroactive basis to reflect the above share issuances and re-designation.

On May 30, 2020, the Company also issued an aggregate of 1,343,600 Class A Ordinary Shares to five new investors for a cash consideration of $1,707,893 pursuant to certain Share purchase agreements entered into on September 30, 2019. This share issuance is presented on a prospective basis.

On February 9, 2021, the Company issued 1,065,089 Class A Ordinary Shares to non-controlling shareholders of Pop Culture to acquire their 6.45% non-controlling interests in Pop Culture, which resulted in Pop Culture becoming a VIE fully controlled by the Company. The Company has accounted this acquisition of non-controlling interest as an equity transaction with no gain or loss recognized in accordance with ASC 810-10-45.

The subscription receivable presents the receivable for the issuance of Ordinary Shares of the Company and is reported as a deduction of equity. Subscription receivable has no payment terms nor any interest receivable accrual.

14. STATUTORY RESERVE

WFOE, Pop Culture, Shanghai Pudu, Pop Network, Guangzhou Shuzhi, Shenzhen Pop, and Xiamen Sikai are required to reserve 10% of their net profit after income tax, as determined in accordance with the PRC accounting rules and regulations. Appropriation to the statutory reserve by the Company is based on profit arrived at under PRC accounting standards for business enterprises for each year. The profit arrived at must be set off against any accumulated losses sustained by the Company in prior years, before allocation is made to the statutory reserve. Appropriation to the statutory reserve must be made before distribution of dividends to shareholders. The appropriation is required until the statutory reserve reaches 50% of the registered capital, which was $2,663,330 and $2,663,330 as of June 30, 2020 and 2021, respectively. This statutory reserve is not distributable in the form of cash dividends.

For the six months ended December 31, 2020 and 2021, the Company provided statutory reserve as follows:

Balance - June 30, 2020	$779,094
Appropriation to statutory reserve	-
Balance - December 31, 2020	779,094
Appropriation to statutory reserve	462,479
Balance - June 30, 2021	1,241,573
Appropriation to statutory reserve	150,197
Balance - December 31, 2021	$1,391,770

15. RESTRICTED NET ASSETS

Relevant PRC laws and regulations restrict WFOE, Pop Culture, and subsidiaries of Pop Culture from transferring a portion of their net assets, equivalent to the balance of their paid-in-capital, additional paid-in-capital and statutory reserves to the Company in the form of loans, advances, or cash dividends. Relevant PRC statutory laws and regulations permit the payments of dividends by WFOE, Pop Culture, and subsidiaries of Pop Culture from their respective retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. As of December 31, 2021 and June 30, 2021, the balance of restricted net assets was $13,978,402 and $6,778,206, respectively.

16. SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date of December 31, 2021 through May 17, 2022, the date on which the consolidated financial statements were issued.

On March 20, 2022, Xiamen ZhongPuShuYuan Digital Technology Co., Ltd. (“ZPSY”) was established with 51% owned by Pop Network. Other investors include Fujian Zhongshi Communication Co., Ltd., Ms. Wenxiu Yu, and Mr. Bo Lan, who own 35%, 10%, and 4% equity interests, respectively. Mr. Lan serves as the general manager of ZPSY and Ms. Yu will also join ZPSY in the future. The business scope of ZPSY involves in digital content production services and advertising design. In order to promote the digital copyright content of the Company’s Chinese entertainment sector, ZPSY will focus on the development of digital collection business.

On April 5, 2022, the Company appointed WWC, P.C (“WWC”). as its independent registered public accounting firm, effective on the same day. WWC replaced Friedman LLP (“Friedman”), the former independent registered public accounting firm of the Company, which the Company dismissed on April 5, 2022. The appointment of WWC and the dismissal of Friedman were made after careful consideration and evaluation process by the Company and were approved by the audit committee of the board of directors of the Company. The Company’s decision to make this change was not the result of any disagreement between the Company and Friedman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. The audit report of Friedman on the consolidated financial statements of the Company as of June 30, 2020 and 2021 and for the fiscal years ended June 30, 2020 and 2021 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, scope of accounting principles.

On April 14, 2022, Pop Culture established a wholly-owned subsidiary, Hualiu Digital Entertainment (Beijing) International Cultural Media Co., Ltd. (“HLDE”). HLDE intends to develop the entertainment segment among the three major business units. Its main business involves music, performing arts agent, advertising design, digital copyright, and metaverse.

17. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test on the restricted net assets of its consolidated subsidiaries, VIE, and VIE’s subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e)(3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial information for the parent company only.

The subsidiaries did not pay any dividend to the Company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

As of December 31, 2021, the Company did not have significant capital commitments and other significant commitments, or guarantees, except for those which have been separately disclosed in the consolidated financial statements.

POP CULTURE GROUP CO., LTD AND SUBSIDIARIES

PARENT COMPANY BALANCE SHEETS

	As of December 31,	As of June 30,
	2021	2021
ASSETS
Cash	$25,256,901	$4,260
Prepaid expenses and other current assets	1,207,417	679,266
Due from related party	71	-
TOTAL CURRENT ASSETS	26,464,389	683,526
Investments in subsidiaries, consolidated VIE and VIE’s subsidiaries	27,390,107	18,869,579
TOTAL ASSETS	53,854,496	19,553,105

LIABILITIES AND SHAREHOLDERS’ EQUITY
Other Payable	$70,000	$-
Due to a related party	-	225,000
TOTAL CURRENT LIABILITIES	$70,000	$225,000
TOTAL LIABILITIES	70,000	225,000

SHAREHOLDERS’ EQUITY
Ordinary shares (par value $0.001 per share; 44,000,000 Class A ordinary shares authorized as of June 30, 2020 and 2021; 11,021,834 and 12,086,923 Class A ordinary shares issued and outstanding as of June 30, 2020 and 2021 respectively; 6,000,000 Class B ordinary shares authorized, 5,763,077 Class B ordinary shares issued and outstanding as of June 30 2020 and 2021 respectively) *	24,050	17,850
Subscription receivable	(15,441)	(15,441)
Additional paid-in capital	40,706,356	6,643,118
Retained earnings	12,186,391	11,739,756
Accumulated other comprehensive (loss) income	883,140	942,822
TOTAL SHAREHOLDERS’ EQUITY	53,784,496	19,328,105
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$53,714,496	$19,553,105

*	Certain shares are presented on a retroactive basis to reflect the reorganization (see Note 13).

POP CULTURE GROUP CO., LTD AND SUBSIDIARIES

PARENT COMPANY STATEMENTS OF COMPREHENSIVE INCOME

	For the Six Months Ended December 31,
	2021	2020

General and administrative expenses	$1,052,619	$234,000
Financial expenses	(43)	911
Loss from operation	1,052,576	234,911
Other income:
Share of income of subsidiaries, consolidated VIE and VIE’s subsidiaries	1,499,211	2,437,070

Income before income tax expense	446,635	2,202,159
Income tax expense		-
Net income	$446,635	$2,202,159
Other Comprehensive loss
Foreign currency translation (loss) income	(59,682)	1,147,991
Total comprehensive income	$386,953	$3,350,150

POP CULTURE GROUP CO., LTD AND SUBSIDIARIES

PARENT COMPANY STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares		Subscription	Additional paid-in	Retained	Accumulated other comprehensive	Total Shareholders’
	Shares*	Amount	receivable	capital	earnings	(loss) income	Equity

Balance as of June 30, 2019	13,425,911	$13,426	$(13,426)	$2,142,518	$5,036,393	$(141,346)	$7,037,565
Issuance of additional shares	3,359,000	3,359	(2,015)	3,671,227	-	-	3,672,571
Net income	-	-	-	-	2,435,821	-	2,435,821
Foreign currency translation adjustment	-	-	-	-	-	(226,235)	(226,235)
Balance as of June 30, 2020	16,784,911	$16,785	$(15,441)	$5,813,745	$7,472,214	$(367,581)	$12,919,722
Acquisition of Non-controlling interests	1,065,089	1,065	-	829,373	-	(25,354)	805,084
Net income for the period	-	-	-	-	4,267,542	-	4,267,542
Foreign currency translation adjustment	-	-	-	-	-	1,335,757	1,335,757
Balance as of June 30, 2021	17,850,000	$17,850	$(15,441)	$6,643,118	$11,739,756	$942,822	$19,328,105
Acquisition of Non-controlling interests	6,200,000	6,200	-	34,063,238	-	-	34,069,438
Net income for the period	-	-	-	-	446,635	-	446,635
Foreign currency translation adjustment	-	-	-	-	-	(59,682)	(59,682)
Balance as of December 31, 2021	24,050,000	$24,050	$(15,411)	$40,706,356	$12,186,391	$883,140	$53,784,496

*	Certain shares are presented on a retroactive basis to reflect the reorganization (see Note 13).

POP CULTURE GROUP CO., LTD AND SUBSIDIARIES

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Six Months Ended December 31,
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net cash used in operating activities	$(1,207,576)	(204,982)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in a subsidiary	(7,081,000)	(600,000)
Net cash used in investing activities	(7,081,000)	(600,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
Contribution from shareholders	34,069,438	-
Payment for deferred offering costs	(528,221)	(247,681)
Net cash provided by (used in) financing activities	33,541,217	(247,681)

Effect of exchange rate changes		-

Net increase (decrease) in cash	25,252,641	(1,052,663)
Cash at beginning of period	4,260	1,139,229
Cash at end of period	$25,256,901	86,566